# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: BALLY'S CORPORATION, CIK 0001747079
CUSIP: 05875B106
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 100 Westminster Street, Providence, United States (X1), 02903
Date of event which requires filing of this statement: 02/07/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001887784

## Reporting persons
- Noel Hayden: type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); sole voting power 4,953,272; shared voting power 0; sole dispositive power 4,953,272; shared dispositive power 0; aggregate amount beneficially owned 4,953,272 (10.2% of the class)
  Comment: Explanatory Note:
  
  The Reporting Person initially reported his beneficial ownership of the Issuer on a Schedule 13G filed with the SEC on October 13, 2021, as amended on February 9, 2022 and August 15, 2022 and subsequently reported his beneficial ownership on a Schedule 13D filed with the SEC on July 30, 2024 (the "Schedule 13D"). Pursuant to Rule 13d-1(h), the Reporting Person is eligible to again report his beneficial ownership of shares of Common Stock of the Issuer on a Schedule 13G, and this Schedule 13G shall operate as an amendment to the Schedule 13D. Ownership percentages are based on 48,488,879 shares of Common Stock outstanding on February 7, 2025, as reported directly by the Issuer to the Reporting Person.

## Item 1. Issuer
Name of issuer: BALLY'S CORPORATION
Address of issuer's principal executive offices: 100 Westminster Street, Providence, X1, 02903

## Item 2. Person Filing
Name of person filing: Noel Hayden
Address of principal business office or, if none, residence:
c/o Anzo Group Limited
25 Golden Square
London, W1F 9LU
Citizenship: Mr. Hayden is a citizen of the United Kingdom.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 4,953,272
Percent of class: 10.2
Sole power to vote or to direct the vote: 4,953,272
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 4,953,272
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Noel Hayden: /s/ Noel Hayden, Noel Hayden (02/11/2025)